A.P. PHARMA, INC.

123 Saginaw Drive

Redwood City, CA 94063

June 1, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Jeffrey Riedler
Johnny Gharib
Daniel Greenspan

Re:	A.P. Pharma, Inc.
Schedule 14A
Filed May 17, 2011 File No. 001-33221

Dear Mr. Riedler, Mr. Gharib and Mr. Greenspan:

Set forth below is the response of A.P. Pharma, Inc., a Delaware corporation (the “Company”), to the comment letter, dated May 31, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s proxy statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement was filed with the Commission on May 17, 2011. Concurrently herewith, the Company has filed Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) incorporating the revisions described in this letter.

For reference purposes, the Staff’s comments as reflected in the Comment Letter are reproduced in bold and the corresponding responses of the Company are shown below the comments.

1.	We note that under “Proposal 2 — Approval in Increase in Number of Authorized Shares of Common Stock,” the last sentence of the section entitled “Reasons for the Amendment,” currently reads

…the Board of Directors has reserved 813,664,830 shares for issuance for the Conversion Shares related to the Securities Purchase Agreement...

We also note that page 6 of your registration statement on Form S-1, filed May 18, 2011, provides:

We are currently seeking stockholder approval at our 2011 Annual Meeting of Stockholders, to be held on June 29, 2011, to increase our authorized number of shares of common stock to a total of 1,500,000,000; until we increase our total authorized common stock, we do not have enough authorized common stock to allow the Notes to be fully converted.

However, your proxy statement makes no mention of the fact that you do not have enough authorized common stock available to allow the Notes to be fully converted. Accordingly, please revise your disclosure in your proxy statement to make clear the lack of sufficient shares available to accommodate the conversion of the Conversion Shares as a reason for increasing the number of authorized shares of your common stock.

RESPONSE TO COMMENT 1

In response to the Staff’s comment, the Company has revised its disclosure in Proposal 2 on page 23 of Amendment No. 1.

2.	Please also revise your disclosure to include a discussion of the effects and consequences if shareholders do not elect to authorize additional shares of common stock.

RESPONSE TO COMMENT 2

In response to the Staff’s comment, the Company has revised its disclosure in Proposal 2 on page 23 of Amendment No. 1.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filing, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (650) 366-2626 or Ryan Murr at (415) 315-6395.

Sincerely,

/s/ John B. Whelan
John B. Whelan
Chief Executive Officer

cc:	Ryan Murr, Esq. (Ropes & Gray LLP)